UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Canaan Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00000005 per share

(Title of Class of Securities)

134748 102(1)

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 15 Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 134748 102

1	Names of Reporting Persons Nangeng Zhang
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 317,188,849(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 317,188,849(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 317,188,849(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

  Percent of class represented by amount in row (9)

11.3% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 11.3% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares). (2) The voting power of the shares beneficially owned by the Reporting Person represent 65.3% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)

Represents (a) 311,624,444 Class B ordinary shares held by Flueqel Ltd., each of which is convertible into one Class A ordinary share at any time by Flueqel Ltd at any time, and (b) 5,562,405 Class A ordinary shares acquired by Mr. Nangeng Zhang pursuant to the terms of the restricted share units granted to him under the Amended and Restated 2018 Share Incentive Plan.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 2,492,514,048 Class A ordinary shares and 311,624,444 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Flueqel Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 311,624,444(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 311,624,444(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 311,624,444(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

  Percent of class represented by amount in row (9)

11.1% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 11.1% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represent 65.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)	Represents 311,624,444 Class B ordinary shares held by Flueqel Ltd.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 2,492,514,048 Class A ordinary shares and 311,624,444 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.

(a)	Name of Issuer:

Canaan Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Room 2101, 21st Floor, Building 1, Yard 1, No. 81 Beiqing Road, Haidian District, Beijing, 100094, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

(i)	Nangeng Zhang, a citizen of the People’s Republic of China; and

(ii)	Flueqel Ltd. (“Flueqel”), a company organized under the law of the British Virgin Islands and indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	The address of Nangeng Zhang is Room 2101, 21st Floor, Building 1, Yard 1, No. 81 Beiqing Road, Haidian District, Beijing, 100094, People’s Republic of China.

(ii)	The registered address of Flueqel is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship:

Nangeng Zhang is a citizen of the People’s Republic of China. Flueqel is organized under the law of the British Virgin Islands.

(d) Title and Class of Securities:

Class A ordinary shares, par value US$0.00000005 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

134748 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Nangeng Zhang	317,186,849	11.3%	317,186,849	0	317,186,849	0	65.3%
Flueqel	311,624,444	11.1%	311,624,444	0	311,624,444	0	65.2%

(1)

As of December 31, 2021, Flueqel directly owned 311,624,444 of the Issuer’s Class B ordinary shares. Flueqel is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Accordingly, Nangeng Zhang may thereby be deemed to beneficially own the 311,624,444 Class B ordinary shares owned by Flueqel.

(2)

The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on 2,492,514,048 Class A ordinary shares and 311,624,444 Class B ordinary shares held by the Reporting Person that were convertible into the same number of Class A ordinary shares at any time by the Reporting Person as of December 31, 2021.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Nangeng Zhang

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang

Flueqel Ltd.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement